UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66850/ April 24, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14763

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In the Matter of

BIOTECH HOLDINGS, LTD.,
CALIFORNIA OIL & GAS CORP.,
CENTRAL MINERA CORP.,
CHEMOKINE THERAPEUTICS CORP., and
GLOBAL PRECISION MEDICAL INC.

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ORDER MAKING FINDINGS AND
REVOKING REGISTRATIONS BY
DEFAULT AS TO FOUR
RESPONDENTS

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     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 17, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents are in violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and/or 13a-13 for not filing periodic reports with the Commission. All Respondents were served with the OIP by March 15, 2012. Answers to the OIP were required within ten days of service. OIP at 3; 17 C.F.R. § 201.220(b).

     On April 4, 2012, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to California Oil and Gas Corp. BIOTECH Holdings, Ltd., Exchange Act Release No. 66730. None of the remaining Respondents appeared at the prehearing conference on April 16, 2012.

     BIOTECH Holdings, Ltd. (BIOTECH), Central Minera Corp. (Central Minera), Chemokine Therapeutics Corp. (Chemokine Therapeutics), and Global Precision Medical Inc., (Global Precision) are in default because they did not file an Answer, did not participate in the prehearing conference, and did not otherwise defend the proceeding, and I deem the following allegations in the OIP to be true as to each of them. 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

     BIOTECH, Central Index Key (CIK) No. 1018153, is an Alberta corporation located in New Westminster, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BIOTECH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended March 31, 2008, which reported a net loss of $1,406,163 Canadian for the prior year. As of February 15, 2012, the common shares of BIOTECH were quoted on OTC Link, had six market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Central Minera, CIK No. 927426, is a Yukon corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Central Minera is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 2008, which reported a net loss of $170,093 for the prior year. As of February 15, 2012, the subordinate voting shares of Central Minera were quoted on OTC Link, had seven market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Chemokine Therapeutics, CIK No. 1092959, is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chemokine Therapeutics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $2,046,958 for the prior nine months. On April 3, 2009, Chemokine Therapeutics filed a Chapter 15 petition in the U.S. Bankruptcy Court for the District of Delaware, which resulted in an order granting recognition of a foreign bankruptcy proceeding on April 28, 2009. As of February 15, 2012, the common stock of Chemokine Therapeutics was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Global Precision, CIK No. 1095556, is a dissolved Wyoming corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Precision is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2007, which reported a net loss of $17,300 for the prior three months. As of February 15, 2012, the common stock of Global Precision was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BIOTECH, Central Minera, Chemokine Therapeutics, and Global Precision are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

These Respondents have failed to comply with Exchange Act Section 13(a) and the Exchange Act rules, which require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires all issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of BIOTECH, Central Minera, Chemokine Therapeutics, and Global Precision is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of BIOTECH Holdings, Ltd., Central Minera Corp., Chemokine Therapeutics Corp., and Global Precision Medical Inc. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge